                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2006

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

BOARD EXAMINES PRELIMINARY

FIRST-HALF 2006 RESULTS

Revenues: €97.8 million, up 17.1% (up 18.7% on a like-for-like basis) compared with the first half of 2005

EBITDA: -€52.4 million (down €1.7 million compared with €50.7 million for the first six months of 2005); organic growth: +€2.3 million (up 4.6%)

La7 Free to Air: advertising revenues (15.2%) and audience (15%) up sharply. Organic EBITDA growth +€2.2 million (up 11.6%) compared with the first half of 2005

MTV Free to Air: domestic advertising revenue up 4.6% after new platform development-generated revenues of €9.9 million (against €6.5 million in the first half of 2005)

Digital terrestrial: €8.6 million in revenues (€2.2 million in the first half of 2005)

New position of Lead Independent Director introduced

European Investment Bank approves €100 million loan for investment in Telecom Italia Media’s Digital Terrestrial Network for the three-year period 2005-2007

Milan, July 24, 2006 – Today the Telecom Italia Media Board of Directors, chaired by Riccardo Perissich, examined the Group’s preliminary first half 2006 results.

Telecom Italia Media Group preliminary first half 2006 results

Consolidated Revenues for the first half of the year were equal to €97.8 million, up 17.1% (up 18.7% on a like-for-like basis) compared with €83.5 million for the corresponding period in 2005. Strong growth compared with 2005 was driven by domestic advertising revenue far in excess of the market average over the period (around 1% growth over the first five months of the year). Growth was further driven by digital terrestrial pay-per-view revenues.

First half 2006 EBITDA was equal to -€52.4 million, compared with -€50.7 million for the corresponding period in 2005. Excluding changes to the consolidation area and non-recurring charges, EBITDA registered a €2.3 million improvement (up 4.6%). EBITDA figures reflected greater Free to Air TV profitability, DTT TV costs incurred for content development on the new “free” channels (i.e. La7 Sport), improved PPV margins and the benefits of 40% overhead cost reduction (- € 5.1 million) with respect to the first half of 2005 generated after the La7/TI Media merger.

First half 2006 operating income was equal to -€79.0 million (-€67.5 million in the first half of 2005). Operating income was pegged back by the factors noted above, by the full impact of amortisations on the new television network acquired in late 2005, and depreciations and amortizations related to investments undertaken over the year to expand infrastructure and complete the digital network.

In the first half of 2006 the company made investments totalling €58.6 million (€21.9 million in the first half of 2005). Digital terrestrial TV accounted for around €43 million of this total; €15 million was earmarked for investment in Free to Air television.

Net financial debt at June 30, 2004 were equal to €41.9 million (compared with a net cash position of €436.1 million at December 31, 2005). Over the period €550.6 million was paid out in dividends. A total negative cash flow generated of €120 million. The company’s net financial position improved following the sale of Buffetti (€65.8 million). Telecom Italia Media collected through Telecom Italia €126.8 million in tax receivables after the parent company joined the Italian Tax Consolidation programme.

2006 Results Breakdown by Business Sector

Free to Air Television

Financial results for the first six months of 2006 show a substantial improvement with Free to Air Television revenues increasing by 10.1% compared with the first half of 2005 to €85.4 million. Growth was boosted by a sharp increase in domestic advertising revenues, which far outstripped the market average of around 1% over the first five months of the year (source: Nielsen). In greater detail:

•

Revenues for LA7 rose 16.9% compared with the first half of 2005 (€39.0 million) to €45.6 million, driven by excellent 15.2% gross advertising revenues growth. This impressive sales performance raised profitability over the period and increased EBITDA (up €2.2 million or +11.6% compared with the first half of 2005) and EBIT (up €1.3 million) on equivalent terms.

La7 also achieved significant viewing figure performance over the first six months of 2006. Daily audience share reached 3.0%, 15% up on the same period in 2005. Compared with 2005, audience share rose most significantly in the prime time (20%), early evening (27%) and early morning (48%) slots.

Early morning shows Omnibus and Omnibus Weekend registered 60% higher audience figures compared with the same period in 2005. News shows also posted improved viewing figures during daytime and evening broadcasts (up more than 70% compared with 2005). Current affairs show 8 e mezzo reached an average of 3.3% (a significant increase on its 2.0% rating in 2005), while L’infedele reached 3.0% (compared with 2.3% on Saturdays in 2005).

La7’s real-tainment offerings Le Invasioni Barbariche (4.3%), Crozza Italia (3.1%) and S.O.S. Tata registered higher evening viewing figures, as did the network’s tried and tested shows Il Processo di Biscardi and Sfera. Higher late night audience numbers (an average of 3.9%) were driven by the popular Markette show (4.3%, compared with 3.5% in 2005).

In June, though World Cup football was broadcast exclusively on the Sky and RAI networks, La7 maintained a 2.9% audience share average, 5% higher than in 2005. Successful new shows in June included World Cup news and discussion show Il gol sopra Berlino presented by Darwin Pastorin in the late evening slot, and prime time news analysis show Niente di personale presented by Antonello Piroso.

•

MTV consolidated its position and recorded 4.6% domestic advertising revenue growth while pursuing a multi-channel/multi-platform strategy that maintained EBITDA at last year’s levels. The TRL, School in Action, Very Victoria and Italo Spagnolo shows all successfully completed their seasons (Italo Spagnolo is a live show presented from Barcelona by Fabio Volo). The MTV satellite network went from strength to strength with its music channels MTV, Hits and Brand:new, while entertainment channels Nickelodeon and Paramount Comedy registered significant increases in the number of weekly contacts (up 29% and 42% respectively compared with Autumn 2005 according to Eurisko Audistar data). MTV’s burgeoning interactive offerings continue to expand. The MTV Interactive network reaches a million users every month, while the MTV.it site, one of Italy’s top musical web destinations, continues to register strong ongoing growth (28% more unique browsers and 15% more pageviews).

DTT Television

Revenues grew markedly in the first half of 2006 to €8.6 million (generated predominantly by sales of pay-per view events and smart cards), compared with €2.2 million over the same period in 2005. Pay-per-view profit margins improved but continued to post a loss, while operating costs increased owing to expenses incurred by the start-up of new “free” channels such as LA7 Sport, for which advertising revenue is still in its infancy. Long-term prospects will be very much conditioned by decoder penetration.

New FLUX interactive multimedia project trials continued in the first half of the year prior to the channel’s official launch in early April. Currently broadcasting in analogue before transferring to digital terrestrial, the TV channel is a multi-platform environment for round-the-clock content that includes music, graphics, design, animation, gaming and short films.

Network Operator business Telecom Italia Media Broadcasting S.r.l. (to which TI Media transferred its “Digital Multiplex” unit in late March) invested €31 million in a new SDH-technology digital TV signal terrestrial distribution network. The company recently signed an agreement with the Sitcom Group to carry a new free-to-air TV channel on its proprietary network from September. The new channel is targeted at family audiences, particularly female viewers.

News

The News business unit (APCOM wire service) posted revenues of €4.5 million in the first half of 2006, up 66.7% on the first half of 2005. Growth was generated predominately by new services (New Europe Bulletins and news services for mobile phones) and new contracts.

Importantly, the unit renewed its exclusive contract for Italy with Associated Press (AP) for a further five years. AP is the world’s largest wire service with more than 242 bureaux and 3,700 employees in 121 nations, and is the ideal partner to strengthen APCOM’s international coverage and enhance its political, business and entertainment news output. This enables APCOM to offer a better service to its growing pool of media, government and corporate clients.

Corporate Governance

To further empower the company’s independent directors (8 directors out of 13 are independent directors) the Board has created a new position of Lead Independent Director.

The LID (the Chairman of the Audit and Corporate Governance Committee, currently Mario Zanone Poma) serves as a point of reference for independent director needs and input. Independently or at the behest of other Directors, the Lead Independent Director may among other things call ad hoc meetings solely for independent directors. Such independent director executive sessions provide a forum for discussing how the Board of Directors functions and company management practices.

€100 MILLION LOAN FROM THE EUROPEAN INVESTMENT BANK TO DEVELOP DIGITAL TERRESTRIAL TV

The European Investment Bank approved a €100 million loan on July 18, 2006 for Telecom Italia Media’s Digital Terrestrial Network investment programme.

The Programme calls for a €280 million investment between 2005-2007 to strengthen the broadcast infrastructure and support nationwide digital TV development across Italy.

The European Investment Bank ruled that the loan was eligible because of the proposed investment’s high innovation content. The European Commission also gave the go-ahead for the 8-year bullet loan, at one of the most competitive interest rates on the market. This is the first time that the EIB has ever granted a loan for investments within the Italian Media industry.

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The preliminary first half 2006 results will be presented to the financial community during a conference call today at 4:30 p.m. (Italian Standard Time). Journalists are invited to follow the presentation over the telephone at the number +39 06 33485042. For those who are unable to follow the live conference call, a recorded version of the presentation will be available for 48 hours at the number +39 06 334843 (access code 116848 #).

Telecom Italia Group Press Office

Telecom Italia Media Corporate Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Media Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Media Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in the market;

- the ability of the Telecom Italia Media Group to introduce new services and products;

- the impact of regulatory decisions and changes in the regulatory environment;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and

- Telecom Italia Media's ability to successfully implement its internet strategy.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 24th, 2006

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer